United States securities and exchange commission logo





                             January 6, 2022

       Xiaowu He
       Chief Executive Officer
       Scienjoy Holding Corp
       3rd Floor, JIA No.34, Shenggu Nanli
       Chaoyang District, Beijing 100029
       China

                                                        Re: Scienjoy Holding
Corp
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed December 27,
2021
                                                            File No. 333-259951

       Dear Mr. He:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-3

       Cover Page

   1. Please disclose here and in the prospectus summary whether your auditor is subject to the determinations
announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign
Companies Accountable Act and related regulations will affect your company.
   2. We note your risk factors on pages 20 and 26, which discuss your reliance on dividends and other distributions
paid by your PRC subsidiaries, and that you intend to retain most, if not all, of your
available funds and future earnings and do not expect to pay dividends
 Xiaowu He
Scienjoy Holding Corp
January 6, 2022
Page 2
      in the foreseeable future after this offering. We also note your disclosure on page 51,
      which states,    We are a holding company incorporated in the British
Virgin Islands and
      we gain substantial income by way of dividends paid to us from our PRC
      subsidiaries.    Please expand your disclosure on the prospectus cover
page to provide a
      description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date. Similarly, please expand your disclosure in the prospectus summary to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and the direction of the transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors.
Risks Related to Doing Business in China, page 5

3. Please revise here and in Risk Factors on page 16 to clarify that the Chinese government may intervene or influence your operations at any time.
Risk Factors
Our shares may be delisted and prohibited from being traded under the Holding Foreign
Companies Accountable Act..., page 17

4. Please update your disclosure to reflect that the PCAOB has issued its report notifying the
      Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
5. Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

      Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameXiaowu He
                                                           Division of
Corporation Finance
Comapany NameScienjoy Holding Corp
                                                           Office of Technology
January 6, 2022 Page 2
cc:       Lan Lou
FirstName LastName